May 27, 2025

John Swallow
President and Chief Executive Officer
Idaho Strategic Resources, Inc.
201 N. 3rd Street
Coeur d   Alene, ID 83814

       Re: Idaho Strategic Resources, Inc.
           Registration Statement on Form S-3
           Filed May 19, 2025
           File No. 333-287401
Dear John Swallow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Luke O   Dowd